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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6 )*



                        Allou Health & Beauty Care, Inc.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.001 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                   019782 10 1
              ----------------------------------------------------
                                 (CUSIP Number)






SEC 1745 (2-95)

                                Page 1 of 5 pages

---------------------                                          -----------------
CUSIP No. 019782 10 1                 13G                      Page 2 of 5 Pages
---------------------                                          -----------------


--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Jack Jacobs
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)
                         N/A
                                                                        (b)
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
        NUMBER OF                5       SOLE VOTING POWER
          SHARES
       BENEFICIALLY                          450,000
         OWNED BY             --------------------------------------------------
           EACH                  6       SHARED VOTING POWER
        REPORTING
          PERSON                             -0-
           WITH               --------------------------------------------------
                                 7       SOLE DISPOSITIVE POWER

                                             450,000
                              --------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                                    -0-
--------------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    450,000
--------------------------------------------------------------------------------
    10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*

                    N/A
--------------------------------------------------------------------------------
    11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    7.64%
--------------------------------------------------------------------------------
    12        TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1745 (2-95)

                                Page 2 of 5 pages

---------------------                                          -----------------
CUSIP No. 019782 10 1                 13G                      Page 3 of 5 Pages
---------------------                                          -----------------


           Except as to Item 4, no change has occurred with respect to the answer to any items of this Schedule from the information last reported in respect of such item.

ITEM 4.    OWNERSHIP.    As of December 31, 1997:

           (a)        Amount beneficially owned: 450,000 shares.

                      (i) Includes the following shares of Class A Common Stock, par value $.001 per share (the "Class A Common Stock"), held by Mr.
           Jacobs: 25,000 shares of Class A Common Stock held by Mr. Jacobs; 34,000 shares of Class A Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $7.70 per share; 20,000 shares of Class A Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $6.60 per share; and 18,750 shares of Class A Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $6.47 per share. Does not include the folowing shares of Class A Common Stock held by Mr. Jacobs that he does not have the right to acquire within 60 days:
           20,000 shares of Class A Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $6.60 per share; and 56,250 shares of Class A Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $6.47 per share.

                      (ii) Includes the following shares of Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), held by Mr. Jacobs: 293,750 shares of Class B Common Stock held by Mr. Jacobs; 41,000 shares of Class B Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $7.70 per share, such Class B Common Stock is convertible at any time into Class A Common Stock on a share for share basis; and 17,500 shares of Class B Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $6.47 per share. Does not include the following shares of Class B Common Stock held by Mr. Jacobs that he does not have the right to acquire within 60 days: 25,000 shares of Class B Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $7.70 per share; 100,000 shares of Class B Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $5.80 per share; and 52,500 shares of Class B Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $6.47 per share.

                      Each share of Class B Common Stock has five votes per share; each share of Class A Common Stock has one vote per share.




                                Page 3 of 5 pages

---------------------                                          -----------------
CUSIP No. 019782 10 1                 13G                      Page 4 of 5 Pages
---------------------                                          -----------------


           (b)        Percent of Class:      7.64%

           (c)        Number of shares as to which such person has:

                      (i)        sole power to vote or direct the vote:
                                 450,000

                      (ii)       shared power to vote or direct the vote:
                                 None

                      (iii) sole power to dispose or direct the disposition of: 450,000

                      (iv)       shared   power  to   dispose   or  direct   the
                                 disposition of: None





                                Page 4 of 5 pages

---------------------                                          -----------------
CUSIP No. 019782 10 1                 13G                      Page 5 of 5 Pages
---------------------                                          -----------------

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        February 13, 1998
                                               ---------------------------------
                                                             Date
                                                       /s/ Jack Jacobs
                                               ---------------------------------
                                                           Signature

                                                          Jack Jacobs
                                               ---------------------------------
                                                             Name



                                Page 5 of 5 pages